UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Limited Announces Full Year Invoiced Orders growth of 20%,

FY-2017 GMV growth of 17% or 11% in 4Q-2017 and

FY-2017 Net Sales growth of 9% or 2% in 4Q-2017 year-over-year

São Paulo, Brazil – March 28, 2018 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), Latin America’s leading online retailer of sporting and lifestyle goods, today reported consolidated financial results for the three and twelve-month periods ending December 31, 2017. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Fourth Quarter and Full Year 2017 Key Highlights:

•	Registered Members up 22% year-over-year 2017, reaching 22.2 million members of which 30% were active customers in 2017

•	Invoiced Orders up 16% year-over-year in 4Q-2017 and 20% in FY-2017

•	Number of mobile transactions up 71% year-over-year in FY-2017, accounting for 51% of total transactions in 4Q-2017 and 46% for FY-2017

•	Total B2C GMV increased 18% year-over-year in 4Q-2017 and 19% in FY-2017

•	Total Consolidated GMV increased 11% year-over-year in 4Q-2017 and 17% for FY-2017

•	Marketplace accounted for 10% of total GMV in 4Q-2017 and 8% for FY- 2017 (+421% year-over-year)

•	EBITDA Brazil increased 68% year-over-year in FY-2017, or 194% excluding non-recurring effects

•	Positive operating cash flow of R$123.8 million in 4Q-2017, up from R$77,7 million in 4Q-2016, and R$24.8 million for FY-2017, with effective use of factoring arrangements.

Message form the Founder and CEO, Marcio Kumruian:

2017 was an important year to focus the company on the core business-to-consumer (B2C) operation. The successful IPO enabled the company to strengthen its cash position and capital structure.

The positive metrics achieved by the company during 2017 did not completely translate into improved financial results, as the adverse results from our business-to-business (B2B) operation impacted our overall profitability. In 4Q-2017 B2B operation accounted for returns of R$ 20.7 million as well as R$7.2 million in provision expenses. In FY-2017 the B2B negative impact on our operating results amounted to R$29.8 million with an inventory balance of R$118 million at year end.

Against a challenging backdrop, GMV from our B2C operation in FY-2017 increased 21.2% on an FX neutral basis, reaching R$2.5 billion. The growth of our private label and marketplace operations more than compensated for an unfavorable taxation and consumption environment in Brazil, contributing to the stabilization of our gross margin when compared to 2016. Our EBITDA and net margins, excluding B2B, improved with operating leverage.

We continue to invest in technology that drives a best-in-class experience for our customers while at the same time we are streamlining our operations. I am happy to report that in February 2018 we completed the implementation of an integrated IT sales platform and now all websites that we operate are running on a more robust, agile and fast paced platform.

We recently strengthened our management bench with the addition of seasoned executives bringing solid industry experience to our key growth initiatives.

Looking ahead, we expect more consistent financial performance as our strategic initiatives mature and as we intensively focus on bring our B2B and international operations back on track to profitability.

Operating and Financial Metrics Highlights

			Change%				Change%
Operating Data	4Q-2016	4Q-2017	YoY	YoY FX Neutral	FY-2016	FY-2017	YoY	YoY FX Neutral
Registered Members (in thousands)	18,281	22,231	21.6%		18,281	22,231	21.6%
Active Customers (in thousands)	5,562	6,669	19.9%		5,562	6,669	19.9%
Orders Placed by Repeat Customers %	74.7%	80.2%	+5.5p.p.		74.5%	77.2%	+2.7p.p.
Invoiced Orders (in thousands)	3,495	4,069	16.4%		10,268	12,325	20.0%
Orders Placed from Mobile Device %	37.1%	51.0%	+13.9p.p.		32.2%	46.1%	+13.9p.p.
Average Basket Size (in R$)	196.4	198.3	0.9%	1.9%	206.6	203.1	-1.7%	1.0%
GMV (in millions of R$)(1)	734.0	812.2	10.7%	11.7%	2,202.4	2,583.5	17.3%	19.5%
GMV—B2C (in millions of R$)	686.5	806.8	17.5%	18.6%	2,104.8	2,503.0	18.9%	21.2%
Marketplace GMV (as % of total GMV)	3.4%	9.6%	+6.2p.p.		1.7%	7.7%	+6.0p.p.

			Change%				Change%
Financial Data	4Q-2016	4Q-2017	YoY	YoY FX Neutral	FY-2016	FY-2017	YoY	YoY FX Neutral
	(In R$ Millions, except percentage data)
Net Sales	575.8	586.8	1.9%	2.9%	1,739.5	1,889.0	8.6%	10.6%
Net Sales—Brazil	526.2	533.5	1.4%		1,554.4	1,693.5	8.9%
Net Sales—International	49.6	53.4	7.6%	18.9%	185.1	195.5	5.6%	24.6%
Net Sales—B2C	544.0	604.2	11.1%	12.1%	1,673.7	1,879.6	12.3%	14.4%
Gross Margin %	28.9%	29.3%	+0.4p.p.		31.7%	31.6%	-0.0p.p.
EBITDA Margin %	1.2%	-2.9%	-4.1p.p.		-2.5%	-2.3%	+0.2p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.

Overview of Fourth Quarter and Full Year 2017 Results

Operating Metrics

Registered members increased 21.6% year-over-year to 22.2 million in 4Q-2017, while active customers increased 19.9% year-over-year to 6.7 million. During the quarter, invoiced orders from repeat customers reached 80.2% of total orders, a 5.5 p.p. increase year-over-year.

The Company continued migration of consumer purchasing habits to mobile devices, with 51.0% of total orders placed from mobile devices in 4Q-2017, a 13.9 p.p. increase over 4Q-2016.

The Company’s business is organized into two segments: (1) Brazil, which consists of the B2C operations of Netshoes (sporting goods), Zattini (fashion) and the business-to-business (B2B) operation of, mainly, supplements, and (2) International, which consists of Argentina and Mexico B2C operations.

Total Consolidated GMV in 4Q-2017 increased 10.7% year-over-year (+18.6% excluding the B2B operation, on an FX neutral basis) to R$812.2 million, mainly driven by the 16.4% Year-over-year increase in the number of invoiced orders, partially offset by the lower B2B sales. GMV for FY-2017 increased 17.3% year-over-year (+21.2% excluding the B2B operation, on an FX neutral basis) to R$2,583.5 million.

During 4Q-2017, the Company continued to gain traction in its strategy to drive growth in Netshoes Brazil which recorded above sector average growth for the fourth consecutive quarter, with 16.0% year-over-year GMV growth. GMV growth for FY-2017 was 15.1%.

Zattini’s fashion and beauty category continues to increase its addressable market through the addition of new categories. GMV increased 35.9% year-over-year in 4Q-2107 and 63.0% year-over-year in FY-2017. Management believes there is potential to accelerate growth with the changes applied to working capital management, Zattini’s team leaders, and the new features from the IT platform.

Marketplace is an important portion of the Brazilian business in Netshoes and Zattini’s operations. As of December 31, 2017, the Company’s total qualified vendor base was comprised of 733 qualified third-party B2C vendors, an increase of 159% year-over-year. In FY-2017, Marketplace GMV amounted to R$199.6 million, reaching 7.7% of consolidated GMV, an increase of 421.4% year-over-year.

The Company’s private label collection brands and licensing products continue to grow as a proportion of our GMV, reflecting increased sales of the existing portfolio and new licensed products. Sales of products in these categories in 4Q-2017 represented 12.1% of GMV in Brazil (11.6% of consolidated GMV) representing a 1.5 p.p. increase year-over-year and positively contributing to gross margin due to the increase in its share of GMV and its higher category margin when compared to 2016. For FY-2017, these categories represented 11.5% in Brazil (10.7% of consolidated GMV). Management sees an exciting opportunity to further develop the assortment of private label products as we further evaluate its potential in fashion in 2018.

GMV for the B2B operation amounted to R$5.4 million in 4Q-2017 (0.7% of total Consolidated GMV), a 88.6% decrease from the same period last year as a result of the corrective actions taken during the last quarters with respect to these operations. In FY-2017, GMV from the B2B operation amounted to R$80.5 million (3.1% of total Consolidated GMV), a 17.5% decrease year-over-year.

The Company keeps a rigorous focus on customer satisfaction ratings, enabling Netshoes to maintain one of the best-in-class NPS scores for its marketplace operation.

Revenue

Consolidated net sales were R$586.8 million in 4Q-2017, a 1.9% increase year-over-year and up 12.1% year-over-year on the B2C operation, on an FX neutral basis. In 4Q-2017, R$20.7 million of additional B2B returns were recorded, reflecting the Company’s ongoing corrective actions to mitigate credit risk with clients while setting the foundation for higher margin in future sales through this channel. In FY-2017, net sales amounted to R$1,889.0 million, a 8.6% increase year-over-year (+14.4% on the B2C operation, on an FX neutral basis).

In 4Q-2017, net sales for Brazil increased 1.4% year-over-year to R$533.5 million (+11.4% year-over-year on the B2C operation). Net sales for FY-2017 amounted to R$1,693.5 million, up 8.9% year-over-year (+13.1% year-over-year on the B2C operation).

The environment for the International operations is still challenging, particularly in Mexico, where competition from brick and mortar players is strong and internet penetration in retail is low. Reported net sales for the International operation in 4Q-2017 was R$53.4 million, a 7.6% increase year-over-year on an as reported basis and up 18.9% year-over-year on an FX neutral basis, mainly supported by strong growth in Argentina, negatively impacted by FX devaluation. In FY-2017, net sales for the international operation were R$195.5 million, up 5.6% Year-over-year (+24.6% year-over-year on an FX neutral basis). For 2018, Management is focused in improving the operations’ profitability at a lower revenue pace of growth.

Gross Profit

Gross profit in 4Q-2017 increased by 3.4% to R$171.8 million, with gross margin of 29.3%, a 0.4 p.p. margin increase compared to 28.9% gross margin in 4Q-2016. The effects of a still pressured consumption environment and unfavorable changes in the e-commerce taxation regime in Brazil (since 2016) were more than offset by the higher mix of sales derived from marketplace and private label products, amongst other initiatives to maximize product margin. In 4Q-2017 a provision for inventory allowances for slow moving was recorded, negatively impacting gross profit and margin during the quarter in R$5.2 million and 0.9 p.p. respectively. Additionally, gross profit was impacted by R$3.3 million as a result of the returns related to the B2B operation. Gross profit for FY-2017 increased 8.5% to R$597.6 million with a 31.6% gross margin, flat when compared to FY-2016. For FY-2017, the effects of the provision and returns described above net of the positive effect related to VAT taxes recorded in 1Q-2017(1) amounted to negative R$1.3 million.

Operating Expenses

Adjusted operating expenses in 4Q-2017 increased 18.4% year-over-year to R$188.6 million. As a percentage of net sales, adjusted operating expenses were 32.1%, compared to 27.7% in 4Q-2016. Operating leverage in 4Q-2017 was affected by the provision recorded for bad debt allowances in the amount of R$2.0 million. In FY-2017, adjusted operating expenses increased 7.8% year-over-year to R$640.9 million and represented 33.9% of net sales, a 0.3 p.p. reduction over the 34.2% of net sales recorded in FY-2016. Expenses with provisions for the B2B operation in second half 2017 negatively impacted the FY-2017 adjusted operating expenses in R$16.8 million.

Adjusted selling and marketing expenses in 4Q-2017 amounted to R$153.3 million, representing 26.1% of net sales compared to 21.4% of net sales in 4Q-2016. This increase was mainly attributed to (i) higher marketing investments and credit card fees as a result of the fast development of the marketplace initiative; (ii) an increase in sales commissions as percentage of revenues due to higher sales recorded in our partner stores; and (iii) R$2.0 million of an additional provision for bad debt allowances. In FY-2017, adjusted selling and marketing expenses amounted to R$504.9 million and represented 26.7% of net sales, compared to 25.1% of net sales in FY-2016. The total negative impact from the provisions for bad debt allowances in FY-2017 was R$16.8 million.

Adjusted general and administrative expenses were R$31.7 million in 4Q-2017, 5.4% of net sales compared to R$31.9 million and 5.5% of net sales in 4Q-2016. For FY-2017, adjusted general and administrative expenses were 16.8% lower year-over-year to R$125.6 million, representing 6.7% of net sales, a 2.0 p.p. improvement over FY-2016. The FY-2017 adjusted general and administrative expenses were positively impacted by an R$12.9 million effect (2) related to the Company’s stock option plan recorded in 1Q-2017.

EBITDA & Net Income

Consolidated EBITDA loss in 4Q-2017 was R$16.8 million compared to positive R$6.9 million in 4Q-2016. Consolidated EBITDA margin was negative 2.9%, compared to positive 1.2% in 4Q-2017. During the quarter, consolidated EBITDA was negatively impacted by the record of R$7.2 million in provisions and R$3.3 million related to returns from the B2B operation. EBITDA loss for FY2017 was R$43.3 million compared to R$43.9 million loss in FY-2016, with negative EBITDA margin of 2.3% and 2.5% respectively. Non-recurring effects(1)(2), the provisions and returns with respect to B2B operation amounted to R$6.8 million in FY-2017.

EBITDA for our Brazilian operation in 4Q-2017 was negative R$1.5 million compared to positive R$20.7 million in 4Q-2016, with EBITDA margin of -0.3% and 3.9% respectively. During the quarter EBITDA was negatively impacted by R$7.2 million in provisions and R$3.3 million related to returns from the B2B operation. EBITDA Brazil for FY-2017 was R$9.1 million, compared to R$5.4 million in FY-2016. EBITDA margin increased 0.2 p.p. year-over-year to 0.5% in FY-2017, from 0.3% EBITDA margin in the FY-2016. Non-recurring effects(1)(2), the recorded provisions and returns with respect to our B2B operation amounted to R$6.8 million in FY-2017.

EBITDA loss for the International operations in 4Q-2017 was R$12.4 million, compared to R$11.9 million in 4Q-2016. EBITDA margin was negative 23.3% in 4Q-2017, improving 0.7 p.p. over 4Q-2016. EBITDA International loss for FY-2017 was R$41.6 million (-21.3% EBITDA margin) compared to a loss of R$41.0 million (-22.2% EBITDA margin) in FY-2016.

Consolidated net loss was R$49.7 million in 4Q-2017, with negative 8.5% net margin, compared to net loss of R$26.3 million with negative 4.6% net margin in 4Q-2016. In FY-2017, net loss was R$170.3 million with negative 9.0% net margin, compared to R$151.9 million and negative 8.7% net margin in FY2016, a 0.3 p.p. year-over-year margin decrease. FY2017 non-recurring effects, provisions and the adjustment mentioned above amounted to R$15.0 million.

[1]	R$10.1 million non-recurring positive effect on cost of sales relative to VAT tax credits registered in 1Q-2017.
[2]	R$12.9 million non-recurring positive effect under personnel expenses related to adjustments in the Company’s stock option plan registered in 1Q-2017.

Financial and Operating Performance

			Change%				Change%
Consolidated P&L (In R$ Millions)	4Q-2016	4Q-2017	YoY	FX Neutral	FY-2016	FY-2017	YoY	FX Neutral
GMV¹	734.0	812.2	10.7%	11.7%	2,202.4	2,583.5	17.3%	19.5%
Net Sales—Brazil	526.2	533.5	1.4%		1,554.4	1,693.5	8.9%
Net Sales—International	49.6	53.4	7.6%	18.9%	185.1	195.5	5.6%	24.6%

Net Sales	575.8	586.8	1.9%	2.9%	1,739.5	1,889.0	8.6%	10.6%

Cost of Sales	(409.6)	(415.0)	1.3%		(1,188.7)	(1,291.4)	8.6%
Gross Profit	166.2	171.8	3.4%		550.8	597.6	8.5%
% Gross Margin	28.9%	29.3%	0.4p.p.		31.7%	31.6%	-0.0p.p.
Adjusted Operating Expenses	(159.3)	(188.6)	18.4%		(594.7)	(640.9)	7.8%
% of Sales	(27.7)%	(32.1)%	4.5p.p.		(34.2)%	(33.9)%	-0.3p.p.
Adjusted Selling & Mkt. Expenses²	(123.0)	(153.3)	24.6%		(436.1)	(504.9)	15.8%
% of Sales	(21.4)%	(26.1)%	4.8p.p.		(25.1)%	(26.7)%	1.7p.p.
Adjusted General & Adm. Expenses²	(31.9)	(31.7)	(0.7)%		(151.0)	(125.6)	(16.8)%
% of Sales	(5.5)%	(5.4)%	-0.1p.p.		(8.7)%	(6.7)%	-2.0p.p.
Other Operating Expenses	(1.2)	(0.7)	(39.3)%		(5.3)	(3.9)	(25.1)%
% of Sales	(0.2)%	(0.1)%	-0.1p.p.		(0.3)%	(0.2)%	-0.1p.p.
Certain Other Net Financial Result	(3.2)	(2.9)	(9.3)%		(2.4)	(6.4)	171.4%
% of Sales	(0.6)%	(0.5)%	-0.1p.p.		(0.1)%	(0.3)%	0.2p.p.

EBITDA	6.9	(16.8)	(345.4)%		(43.9)	(43.3)	1.3%

% of Sales	1.2%	(2.9)%	-4.1p.p.		(2.5)%	(2.3)%	0.2p.p.
Amortization and Depreciation	(7.9)	(8.8)	11.4%		(31.2)	(31.8)	2.0%
% of Sales	(1.4)%	(1.5)%	0.1p.p.		(1.8)%	(1.7)%	-0.1p.p.
Net Adjusted Financial Result³	(25.2)	(24.1)	(4.7)%		(76.8)	(95.2)	24.0%
% of Sales	(4.4)%	(4.1)%	-0.3p.p.		(4.4)%	(5.0)%	0.6p.p.

Loss Before Income Tax	(26.3)	(49.7)	(88.9)%		(151.9)	(170.3)	(12.1)%

% of Sales	(4.6)%	(8.5)%	-3.9p.p.		(8.7)%	(9.0)%	-0.3p.p.
Current Income Tax	—	—			—	(0.0)

Net Loss	(26.3)	(49.7)	(88.9)%		(151.9)	(170.3)	(12.1)%

% of Sales	(4.6)%	(8.5)%	-3.9p.p.		(8.7)%	(9.0)%	-0.3p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.
(2)	For a reconciliation of Marketing and Selling expenses to Adjusted Marketing and Selling Expenses and General and Administrative Expenses to Adjusted General and Administrative Expenses, see page 12 below.
(3)	For a reconciliation of financial income (expense) to Net Adjusted Financial Result, see page 11 below.

Balance Sheet and Cash Flow

Cash and cash equivalent at December 31, 2017 were R$396,0 million, compared to R$111,3 million at December 31, 2016, reflecting net proceeds from the 2Q-2017 Initial Public Offering as well as R$ 138.5 million in cash flow consumption during 2017.

The Company generated positive net cash flow from operating activities of R$123.8 million in 4Q-2017 versus R$77.7 million in 4Q-2016. For the twelve months ended December 31, 2017 net cash provided by operating activities was R$ 24.8 million versus a use of cash of R$ 20.9 million for the twelve months ended December 31, 2016. Excluding the contribution from factoring of receivables, operating cash flow in the quarter improved by R$28.9 million year-over-year and by R$79.3 million year-over-year in FY-2017.

Cash used in investing activities amounted to R$14.2 million in 4Q-2017 and R$49.0 million in FY-2017. These investments were mainly related to the development of the Company’s Information Technology infrastructure and the regular maintenance of the Company’s distribution centers.

Cash used in financing activities amounted to R$29.0 million in 4Q-2017 and was mainly related to interest payments on the Company’s financial debt. In FY-2017 financial activities provided R$302.1 million derived from the funds raised in the April 2017 IPO and new contracted financial debt, net of payment of principal and interests on the Company’s total financial debt.

Cash Flow Statement (In R$ Millions)	4Q-2016	4Q-2017	FY-2016	FY-2017
Net loss	(26.3)	(49.7)	(151.9)	(170.3)
Depreciation and amortization	8.9	8.8	31.2	31.8
Interest expense, net	22.1	27.3	92.4	112.8
Others	(5.4)	12.1	5.0	27.5
Adjusted Net Loss	(0.7)	(1.4)	(23.3)	1.7
Trade accounts receivable	(70.2)	(38.0)	67.9	74.5
Inventories	43.3	(18.3)	(77.2)	(114.1)
Trade accounts payable / Reverse Factoring	76.5	173.2	102.7	155.4
Changes in Working Capital	49.7	116.8	93.4	115.7
Restricted Cash	(2.0)	(4.4)	(0.0)	2.5
Recoverable taxes	(9.9)	(3.7)	(56.5)	(52.7)
Judicial deposits	(12.1)	(4.4)	(39.9)	(35.1)
Accrued expenses	52.9	27.7	29.5	(1.9)
Others	(0.1)	(6.8)	(23.9)	(5.4)
Total Changes in Assets and Liabilities	28.7	8.4	(90.9)	(92.6)

Net Cash Provided by (Used In) Operating Activities	77.7	123.8	(20.9)	24.8

Capex	(12.5)	(14.0)	(72.3)	(57.3)
Interest received on installment sales	5.4	1.0	7.0	2.1
Restricted cash	5.7	(1.2)	0.8	6.2

Net Cash Provided by (Used in) Investing Activities	(1.3)	(14.2)	(64.6)	(49.0)

Proceeds / Payment of debt	(10.9)	(1.5)	60.1	(10.5)
Payments of interest	(24.5)	(27.2)	(107.3)	(110.6)
Proceeds from issuance of common stock	0.0	(0.2)	0.0	423.2

Net Cash Provided by (Used in) Financing Activities	(35.3)	(29.0)	(47.2)	302.1

Effect of exchange rate changes on cash and cash equivalents	(2.0)	1.4	(5.1)	6.7

Change in Cash and Cash Equivalents	39.0	82.0	(137.8)	284.7

Cash and cash equivalents, beginning of period	72.3	313.9	249.1	111.3
Cash and cash equivalents, end of period	111.3	396.0	111.3	396.0

In 4Q-2017, the Company’s Net working capital cycle was 7 days, a 27 days reduction over 4Q-2016.

Trade accounts receivable cycle was reduced by 20 days year-over-year to 18 days in 4Q-2017 mainly due to an increase in the factoring of credit card receivables when compared to last year (as further discussed below) and to a lesser extent the increase in the minimum amount for installment payments.

Inventory cycle increased 23 days when compared to 4Q-2016 mainly impacted by the corrective actions taken in the B2B business. The inventory cycle of the B2C operation was 108 days in 4Q-2017, 15 days lower when compared to 123 days in 4Q-2016 and 9 days lower than the 117 days recorded in 3Q-2017, putting the Company closer to achieving the target of 90 to 100 days by the end of 2018.

Trade accounts payable cycle increased 31 days to 156 days, reflecting new reverse-factoring credit line opportunities, extended payment terms with no net financial impact, and corrective actions taken in the B2B business. Trade accounts payable cycle during the next quarters should stabilize between 110 and 120 days, due to business’ seasonality.

Net Working Capital Cycle	3Q-2016	4Q-2016	3Q-2017	4Q-2017
	(In days)
Trade Accounts Receivable	26	38	13	18
Inventories	144	121	141	144
Trade Accounts Payable / Reverse Factoring	107	125	110	156

Cash Conversion Cycle	63	34	44	7

In 4Q-2017 net cash position was R$144.4 million, compared to net debt of R$232.9 million in 4Q-2016. The improvement was mainly due to the funds raised in the April 2017 IPO.

In 4Q-2017, there were no material changes in the Company’s total debt when compared to 3Q-2017 as R$24.1 million of the existing debt was amortized following regular payment schedule and R$25.8 million was received as part of the first tranche (out of three) of a subsidized R$79.7 million credit line with FINEP (a Brazilian state-owned institution dedicated to fostering the country’s development in science, technology and innovation), to be amortized over nine years. The increase of R$87.7 million in the Company’s total cash position (including restricted cash) was a result of the strong operating cash flow generated during the period.

INDEBTEDNESS	4Q-2016	3Q-2017	4Q-2017
	(In R$ Millions)
Working Capital	263.7	191.5	175.0
Short-term	36.4	67.3	68.3
Long-term	227.2	124.2	106.7
Debenture	122.3	93.7	84.2
Short-term	38.6	38.0	37.7
Long-term	83.6	55.8	46.5
Other	1.4	1.5	26.7
Short-term	0.9	1.5	0.5
Long-term	0.5	(0.0)	26.2

TOTAL DEBT (R$)	387.4	286.7	286.0

Short-term (%)	20%	37%	37%
Long-term (%)	80%	63%	63%
(-) Total Cash	(154.5)	(342.7)	(430.4)
Cash and Cash Equivalents	(111.3)	(313.9)	(396.0)
Restricted Cash	(43.2)	(28.8)	(34.4)

NET DEBT (R$)	232.9	(56.0)	(144.4)

Other News – Subsequent Events

New Chief Financial Officer (CFO): In February 2018, as previously announced, Mr. Alexandre Olivieri joined Netshoes as the new CFO with the mandate to ensure the Company maintains a high level of corporate governance, builds a skilled team, implements processes and controls and executes its mid and long-term strategies in order to achieve sustainable growth. Mr. Olivieri brings to Netshoes many years of financial experience, including as CFO, at a diverse group of consumer related companies, such as Grupo São Francisco, a Brazilian healthcare company, Fastshop, Hypermarcas and ELOG Logística. Other key skillsets include marketing, supply chain and strategic planning at Braskem and Coca-Cola FEMSA, respectively. He began his career as senior associate at McKinsey & Co. Mr. Olivieri holds an industrial engineering degree from the University of São Paulo (Universidade de São Paulo), and a post-graduate degree in finance from Fundação Getúlio Vargas. Mr. Olivieri also holds an MBA from Bocconi School of Management.

4Q-2017 & FY-2017 Earnings Conference Call

A conference call with live webcast will be held tomorrow, March 29, 2018 at 8:30 am (Eastern Time).

Investors and other interested participants can access the call by dialing 1-877-883-0383 in the U.S. and 1-412-902-6506 internationally. The passcode for the conference line is 1949511. An archived webcast will be available on our IR website. For more information visit: http://investor.netshoes.com.

About Netshoes

Founded in 2000, Netshoes is the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, with operations in Brazil, Argentina, and Mexico. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites the Company manages, it offers customers a wide selection of products and services for sports, fashion and beauty.

Core to the Company’s success has been a relentless focus on delivering a superior customer experience. As one of the first companies in Latin America to provide online retail offerings, Netshoes benefits from its early mover advantage, which has allowed the Company to capture significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact

Otavio Lyra, Investor Relations Officer

São Paulo, Brazil

Phone: +55 11 3028-3528

Email: ir@netshoes.com

http://investor.netshoes.com

Forward-Looking Statements

This press release, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of eCommerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This press release may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

The Company presents non-IFRS measures when it believes that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This press release includes unaudited non-IFRS financial measures, including GMV, Adjusted Selling and Marketing Expenses, Adjusted General and Administrative Expenses, Net Adjusted Financial Result, Certain Other Net Financial Result, Adjusted Operating Expenses, EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International.

(1): “GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2) “Adjusted Selling and Marketing Expenses” is defined as selling and marketing expenses less amortization and depreciation expenses;

(3) “Adjusted General and Administrative Expenses” is defined as general and administrative expenses less amortization and depreciation expenses;

(4) “Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result“;

(5) “Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(6) “Adjusted Operating Expenses” is defined as operating expenses (selling and marketing, general and administrative and other operating expenses) less amortization and depreciation expenses, plus “Certain Other Net Financial Result”;

(7) “EBITDA” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(8) “EBITDA Brazil” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(9) “EBITDA International” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(10) “EBITDA Margin” is defined as EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV—Reconciliation	4Q-2016	4Q-2017	FY-2016	FY-2017
	(In R$ Millions)
Net sales	575.8	586.8	1,739.5	1,889.0
Add (subtract):
Sales taxes, net	91.8	104.5	291.6	336.4
Returns	47.6	57.8	142.4	199.4
Marketplace commission fees	(5.6)	(14.1)	(9.1)	(38.9)
NCard activation commission fees	(0.2)	(0.7)	(0.4)	(2.0)

Sub-Total:	709.3	734.2	2,164.1	2,383.9

GMV from marketplace	24.6	78.0	38.3	199.6

GMV	734.0	812.2	2,202.4	2,583.5

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Net Adjusted Financial Result Reconciliation	4Q-2016	4Q-2017	FY-2016	FY-2017
	(In R$ Millions)
Financial Income	7.3	5.6	28.4	30.1
Financial Expenses	(35.7)	(32.5)	(107.6)	(131.8)

Net Financial Result	(28.4)	(27.0)	(79.2)	(101.6)

Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	0.8	(0.3)	(2.1)	(1.9)
Derivative financial instruments gain	0.0	0.0	0.0	(0.8)
Other Financial Income	(0.2)	(0.0)	(0.9)	(0.6)
Certain Other Financial Expenses:
Foreign exchange loss	0.0	1.5	0.0	2.3
Derivative financial instruments loss	1.2	0.0	1.2	0.0
Bank charges	1.1	1.6	3.0	6.5
Other Financial Expenses	0.2	0.1	1.1	0.9

Net Adjusted Financial Result	(25.2)	(24.1)	(76.8)	(95.2)

1) Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International as described above:

Consolidated(1) EBITDA Reconciliation	4Q-2016	4Q-2017	FY-2016	FY-2017
	(In R$ Millions)
Net loss	(26.3)	(49.7)	(151.9)	(170.3)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	25.2	24.1	76.8	95.2
Amortization and Depreciation	7.9	8.8	31.2	31.8

EBITDA	6.9	(16.8)	(43.9)	(43.3)

Net Sales	575.8	586.8	1,739.5	1,889.0

EBITDA Margin %	1.2%	-2.9%	-2.5%	-2.3%

(1)	Consolidated EBITDA includes Corporate/Holding expenses not included in EBITDA Brazil and EBITDA International.

EBITDA Brazil Reconciliation	4Q-2016	4Q-2017	FY-2016	FY-2017
	(In R$ Millions)
Net loss	(9.7)	(30.6)	(88.2)	(102.4)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	23.3	21.5	65.9	84.0
Amortization and Depreciation	7.0	7.6	27.8	27.5

EBITDA	20.7	(1.5)	5.4	9.1

Net Sales	526.2	533.5	1,554.4	1,693.5

EBITDA Margin %	3.9%	-0.3%	0.3%	0.5%

EBITDA International Reconciliation	4Q-2016	4Q-2017	FY-2016	FY-2017
	(In R$ Millions)
Net loss	(15.4)	(15.3)	(53.3)	(51.8)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	3.2	2.6	11.0	9.3
Amortization and Depreciation	0.3	0.2	1.3	1.0

EBITDA	(11.9)	(12.4)	(41.0)	(41.6)

Net Sales	49.6	53.4	185.1	195.5

EBITDA Margin %	-24.0%	-23.3%	-22.2%	-21.3%

The following table shows the reconciliation for Adjusted Operating Expenses, as described above:

Adjusted Operating Expenses Reconciliation	4Q-2016	4Q-2017	FY-2016	FY-2017
	(In R$ Millions)
Selling and Marketing Expenses	(124.9)	(154.5)	(443.7)	(509.2)
Add (subtract):
Amortization and Depreciation	1.9	1.2	7.6	4.3
Adjusted Selling and Marketing Expenses	(123.0)	(153.3)	(436.1)	(504.9)
General and Administrative Expenses	(37.9)	(39.3)	(174.6)	(153.1)
Add (subtract):
Amortization and Depreciation	6.0	7.7	23.6	27.5
Adjusted General and Administrative Expenses	(31.9)	(31.6)	(151.0)	(125.6)
Other Operating Expenses	(1.2)	(0.7)	(5.3)	(3.9)
Certain Other Net Financial Result	(3.2)	(2.9)	(2.4)	(6.4)

Adjusted Operating Expenses	(159.3)	(188.6)	(594.7)	(640.87)

The following table shows a summary of the described impacts on EBITDA and Net Loss in 2017:

IMPACT ON EBITDA	P&L line	1Q17	2Q17	3Q17	4Q17	FY17
		(R$ millions)
B2B Returns			(2.1)	(2.5)	(3.3)	(7.9)
VAT Taxes	COGS	10.1				10.1
B2B Inventory allowances for slow moving	COGS				(5.2)	(5.2)
B2B bad debt allowances	Selling Expenses			(14.7)	(2.0)	(16.8)
SOP	G&A	12.9				12.9

TOTAL IMPACT ON EBITDA		23.0	(2.1)	(17.2)	(10.5)	(6.8)

IMPACT ON NET LOSS	P&L line	1Q17	2Q17	3Q17	4Q17	FY17

Impacts on EBITDA	EBITDA	23.0	(2.1)	(17.2)	(10.5)	(6.8)
APV calculation adjustments	Financial Result				(8.2)	(8.2)

TOTAL IMPACT ON NET LOSS		23.0	(2.1)	(17.2)	(18.7)	(15.0)

Certain Definitions:

Registered members

Is the sum of all people that have completed the registration form in all the Company’s websites.

Active customers

Are customers who made purchases online with the Company during the preceding twelve months as of the relevant dates.

Repeat customers

Are the sum of orders placed by customers who have previously purchased from the Company during the preceding twelve months as of the relevant dates.

Invoiced orders

Are the total number of orders invoiced to active customers during the relevant period (online and offline sales).

Orders placed from mobile devices

The sum of total orders placed by active customers through the Company’s mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

Is the sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

Is the sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

Is the sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

All partner-branded online stores that the Company manages.

Foreign Exchange Neutral (“FX Neutral”)

Growth rate shown on constant local currency basis, in order to demonstrate what the results would have been had exchange rates in Mexico and Argentina remained constant during the period comparison.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2017

(Reais and Dollars in thousands)

	As of December 31,
Assets	2016	2017	2017
Current assets:	BRL	BRL	USD
Cash and cash equivalents	R$111,304	R$395,962	US$119,698
Restricted cash	21,946	19,397	5,864
Trade accounts receivables, net	213,994	113,168	34,210
Inventories, net	352,011	456,632	138,039
Recoverable taxes	66,329	80,047	24,198
Other current assets	59,127	48,352	14,616

Total current assets	824,710	1,113,558	336,625

Non-current assets:
Restricted cash	21,254	15,048	4,549
Judicial deposits	71,817	106,914	32,320
Recoverable taxes	33,178	70,765	21,392
Other assets	950	1,950	589
Due from related parties	17	12	4
Property and equipment, net	74,202	73,039	22,080
Intangible assets, net	87,593	115,839	35,018

Total non-current assets	289,011	383,567	115,952

Total assets	1,113,722	1,497,125	452,577

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2017

(Reais and Dollars in thousands)

	As of December 31,
Liabilities and Shareholders’ Equity	2016	2017	2017
Current liabilities:	BRL	BRL	USD
Trade accounts payable	R$335,430	R$365,835	US$110,591
Reverse factoring	27,867	148,928	45,021
Current portion of long-term debt	75,956	106,577	32,218
Derivative financial liabilities	186	—	—
Taxes and contributions payable	15,249	19,875	6,008
Deferred revenue	6,628	3,732	1,128
Accrued expenses	122,048	120,366	36,386
Other current liabilities	33,331	31,017	9,376

Total current liabilities	616,695	796,330	240,728

Non-current liabilities:
Long-term debt, net of current portion	311,426	179,394	54,230
Provision for labor, civil and tax risks	5,177	12,523	3,786
Share-based payment	30,139	—	—
Deferred revenue	26,247	25,502	7,709
Other non-current liabilities	13	27	8

Total non-current liabilities	373,002	217,446	65,733

Total liabilities	989,697	1,013,776	306,461

Shareholders’ equity:
Share capital	141	244	74
Additional-paid in capital	821,988	1,345,507	406,743
Treasury shares	(1,533)	(1,533)	(463)
Accumulated other comprehensive loss	(19,577)	(13,664)	(4,131)
Accumulated losses	(677,379)	(847,125)	(256,084)

Equity attributable to owners of the parent	123,640	483,429	146,140

Equity attributable to non-controlling interests	385	(80)	(24)

Total shareholders’ equity	124,025	483,349	146,116

Total liabilities and shareholders’ equity	1,113,722	1,497,125	452,577

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2016 and 2017

(Reais and Dollars in thousands, except loss per share)

	Years ended December 31,
	2016	2017	2017
	BRL	BRL	USD
Net Sales	R$1,739,540	1,889,006	571,041
Cost of sales	(1,188,744)	(1,291,427)	(390,395)

Gross Profit	550,796	597,579	180,646

Operating expenses:
Selling and marketing expenses	(443,692)	(509,208)	(153,932)
General and administrative expenses	(174,564)	(153,136)	(46,293)
Other operating expenses, net	(5,252)	(3,933)	(1,189)

Total operating expenses	(623,508)	(666,277)	(201,413)

Operating loss	(72,712)	(68,698)	(20,767)

Financial income	28,366	30,131	9,109
Financial expenses	(107,550)	(131,776)	(39,836)

Loss before income tax	(151,896)	(170,343)	(51,495)

Income tax expense	—	(2)	(1)

Net Loss	(151,896)	(170,345)	(51,496)

Net loss attributable to:
Owners of the Parent	(151,074)	(169,746)	(51,315)
Non-controlling interests	(822)	(599)	(181)
Loss per share attributable to owners of the Parent
Basic and diluted	(7.05)	(5.95)	(1.80)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2017

(Reais and Dollars in thousands)

	Years ended December 31,
		2016		2017		2017
		BRL		BRL		USD
Cash flows from operating activities:
Net loss	R$	(151,896)	R$	(170,345)	US$	(51,495)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts		1,167		25,443		7,691
Depreciation and amortization		31,173		31,820		9,619
Loss on disposal of property and equipment, and intangible assets		901		199		60
Share-based payment		930		(13,860)		(4,190)
Provision for contingent liabilities		1,247		10,111		3,057
Interest expense, net		92,436		112,757		34,086
Provision for inventory losses		849		5,382		1,627
Other		(134)		181		55
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		(8)		2,549		771
Derivative financial instruments		148		—		—
Trade accounts receivable		67,887		74,450		22,506
Inventories		(77,195)		(114,082)		(34,487)
Recoverable taxes		(56,502)		(52,714)		(15,935)
Judicial deposits		(39,940)		(35,097)		(10,610)
Other assets		(21,109)		4,426		1,336
Increase (decrease) in:
Derivative financial instruments		(209)		(186)		(56)
Trade accounts payable		94,563		34,290		10,366
Reverse factoring		8,104		121,061		36,596
Taxes and contributions payable		9,177		5,117		1,547
Deferred revenue		(1,875)		(3,641)		(1,101)
Accrued expenses		29,493		(1,862)		(563)
Share-based payment		(715)		(2,366)		(715)
Other liabilities		(9,349)		(8,794)		(2,658)

Net cash provided by (used in) operating activities		(20,857)		24,839		7,507

Cash flows from investing activities:
Purchase of property and equipment		(25,234)		(7,861)		(2,376)
Purchase of intangible assets		(47,066)		(49,393)		(14,931)
Interest received on installment sales		6,987		2,071		626
Restricted cash		760		6,206		1,876

Net cash provided by (used in) investing activities		(64,553)		(48,977)		(14,806)

Cash flows from financing activities:
Proceeds from debt		162,631		159,984		48,363
Payments of debt		(102,552)		(170,459)		(51,529)
Payments of interest		(107,286)		(110,631)		(33,443)
Proceeds from issuance of common shares		—		423,166		127,921

Net cash provided by (used in) financing activities		(47,207)		302,060		91,311

Effect of exchange rate changes on cash and cash equivalents		(5,143)		6,736		2,036

Change in cash and cash equivalents		(137,760)		284,658		86,049

Cash and cash equivalents, beginning of period		249,064		111,304		33,647
Cash and cash equivalents, end of period		111,304		395,962		119,698

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited
By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: March 28, 2018